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Exhibit No. 1



October 12, 1999


Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Professional Bancorp, Inc. and, under the date of April 19, 1999, we reported on the consolidated financial statements of Professional Bancorp, Inc. and subsidiary as of and for the years ended December 31, 1998 and 1997. On October 1, 1999, we resigned. We have read Professional Bancorp, Inc.'s statements included under Item 4 of its Form 8-K dated October 8, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Professional Bancorp, Inc.'s statements that the resignation was accepted by the Audit Committee of the Board of Directors, and that the Audit Committee and Board of Directors are in the process of interviewing successor accountants.


Very truly yours,



KPMG LLP